Exhibit 6.13

Debt Deferral Agreement

This agreement is made this 28th day of July, 2017 by and among Holsfind S.A., a société anonyme organized in France (“Holosfind”), Holosfind Corp., Inc., a Delaware corporation (“Holosfind Corp.”) and Digital Social Retail, Inc., a Delaware corporation (“DSR”).

Whereas, DSR and Holosfind are parties to a service benefits agreement, effective as of January 1, 2016, (the “Holosfind Service Agreement”);

Whereas, DSR and Holosfind Corp. are parties to a management service agreement, effective as of January 1, 2015 (the “Holosfind Corp. Service Agreement”);

Whereas, at June 30, 2017, the aggregate amount owing from DSR to Holosfind pursuant to the Holosfind Service Agreement (converted into U.S. dollars) was $682,000 and the aggregate amount owing from DSR to Holosfind Corp. pursuant to the Holosfind Corp. Service Agreement was $900,000 which amounts are currently due and owing (the “Outstanding Balance”); and

Whereas, the parties hereto desire to provide a schedule for the repayment of the Outstanding Balance.

Now, therefore, for $1.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	Except as set forth below, the Outstanding Balance shall be due and payable on December 31, 2019.

2.	Interest shall accrue on the Outstanding Balance shall accrued at the rate of 2.5% per annum, and shall be paid quarterly.

3.	The Company agrees to pay to Holosfind and Holosfind Corp., eleven percent (11%) of the net proceeds from the Regulation A offering to be conducted by the Company (the “Offering”), promptly following each closing thereof, which payment shall be deemed to constitute a repayment of a portion of the Outstanding Balance together with accrued interest on the portion repaid.

4.	Nothing herein shall prevent the Company from prepaying any amount of the principal or interest of the Outstanding Balance, provided that no amount shall be prepaid from the net proceeds of the Offering except as set forth in Section 3 above.

5.	This Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable against such party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, fraudulent transfer or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles (whether considered in a proceeding at law or in equity) and an implied covenant of good faith and fair dealing.

6.	This Agreement will be binding upon and will inure to the benefit of undersigned and their respective successors and assigns.

7.	This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same instrument.

8.	THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

In witness whereof, the undersigned have executed this Agreement this 28th day of July, 2017.

Digital Social Retail, Inc.

By:	/s/ Sylvain Bellaïche
	Name:	Sylvain Bellaïche
	Title:	President, Chief Executive Officer

Holosfind S.A.

By:	/s/ Sylvain Bellaïche
	Name:	Sylvain Bellaïche
	Title:	President

Holosfind Corp., Inc.

By:	/s/ Sylvain Bellaïche
	Name:	Sylvain Bellaïche
	Title:	President